Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

           Attention Business/Financial Editors:
           Compton reports first quarter 2009 results

           CALGARY, May 11 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) reports its financial and operating results for the three months ended
March 31, 2009.
           The full text of Management's Discussion and Analysis ("MD&A") and the
Company's audited consolidated financial statements can be found on the
Company's website at www.comptonpetroleum.com and at www.sedar.com
           The current economic environment, market uncertainties, reduced commodity demand and prices have had a negative impact on our 2009 first quarter operating results. In response to these circumstances, we have adopted a more defensive, measured and flexible investment approach - one that is reflected in our first quarter activities and our plans for the remainder of 2009. Our overall strategy during this period of uncertainty is that of positioning the
Company such that, once the economic recovery occurs, we will have the ability to develop and realize on the opportunities inherent in our asset base.
           During 2009, we will focus on addressing our capital structure and those areas within our control. We have initiated a corporate restructuring process with an emphasis on improving our capital efficiencies and reducing our internal cost structures, which is starting to be realized.

           Q1 2009 Summary of Results

           <<
           -   Generated funds flow from operations of $22.0 million, or $0.18 per diluted share
           -   Adjusted operational earnings for the quarter were a loss of
               $2.2 million
           -   Achieved first quarter 2009 average production of 23,194 boe/d, a decrease of 30% due to property dispositions and natural declines
           -   Realized a net loss of $17.4 million, due to lower commodity prices, production and an unrealized $16.0 million foreign exchange loss
           -   Drilled nine wells with a 100% success rate on total capital expenditures of $16.6 million, before acquisitions and divestures

           Financial Review

           -------------------------------------------------------------------------
                                                         Three Months Ended Mar. 31

           (000s, except per share amounts)          2009        2008      % Change
           -------------------------------------------------------------------------

           Total revenue(1)                       $  68,899   $ 160,699        (57%)
           Funds flow from operations(2)          $  22,041   $  67,589        (67%)
           Per share - basic(2)                   $    0.18   $    0.52        (65%)
                     - diluted(2)                 $    0.18   $    0.51        (65%)
           Adjusted operational earnings(1)(2)    $  (2,238)  $  19,348
           Net earnings (loss)                    $ (17,368)  $   1,619
           Per share - basic                      $   (0.14)  $    0.01
                     - diluted                    $   (0.14)  $    0.01
           Capital expenditures before
            acquisitions and divestments          $  16,643   $ 100,948        (84%)
           Total bank debt & term notes           $ 897,090   $ 897,555           -
           Shareholders equity                    $ 817,620   $ 875,017         (7%)
           Shares outstanding                       125,573     129,339         (3%)
           -------------------------------------------------------------------------
           (1) Prior periods have been revised to conform to current period presentation
           (2) Funds flow from operations and adjusted operational earnings are non-GAAP measures and are addressed in detail in the MD&A
           >>

           Revenue decreased by 57% over the first quarter of 2009 due to significantly lower realized natural gas and liquids prices and reduced production volumes.
           We recognized a net loss of $17.4 million for the three months ended
March 31, 2009, as compared to net earnings of $1.6 million in 2008. The loss is largely attributable to the impact of lower commodity prices and production volumes and an unrealized foreign exchange loss of $16.0 million recognized on translation of our US dollar denominated senior notes.
           Capital spending, before acquisitions and divestments, during the first quarter of 2009 decreased by 84% compared to the comparable period in 2008 due to decreased and delayed activity during 2009. We drilled 9 wells in 2009 when compared with 99 in 2008. The decline in commodity prices has adversely impacted economic returns on many of our drilling projects. Until such time as improved commodity prices and/or reductions in service costs allow us to achieve our internal rate of return objectives, the majority of our field activities will focus on optimizing production from existing wells.
           Subsequent to the quarter, Compton renewed the processing agreements with
Mazeppa Processing Partnership for a further five-year period under substantially the same terms and conditions.

           <<
           Operations Review

           -------------------------------------------------------------------------
                                                       Three Months Ended Mar. 31

                                                     2009        2008      % Change
           -------------------------------------------------------------------------

           Average daily production
             Natural gas (mmcf/d)                       117         170        (31%)
             Liquids (bbls/d)                         3,655       5,009        (27%)
             Total (boe/d)                           23,194      33,274        (30%)
           Realized prices
             Natural gas ($/mcf)                  $    5.18   $    7.48        (31%)
             Liquids ($/bbl)                      $   38.35   $   94.97        (60%)
             Total ($/boe)                        $   33.01   $   53.07        (38%)
           Field netback(1) ($/boe)               $   20.87   $   31.94        (35%)

           -------------------------------------------------------------------------
           (1) Field netback is a non-GAAP measures and is addressed elsewhere in detail in  the MD&A
           >>

           Overall production in the first quarter of 2009 fell 30% from the same period in 2008. Natural gas volumes decreased 31%, while liquids production decreased 27% from 2008. The decrease in our quarterly volumes is attributable to the sale of 4,100 boe/d of production associated with certain non-core assets sold during the third quarter of 2008 as well as natural declines.
Additionally, decreased capital expenditures during the last quarter of 2008 and into 2009 has resulted in minimal new production necessary to offset declines.
           As part of our objective to adjust our capital structure, several initiatives are underway to maximize the value of our assets and increase production and reserves at minimal cost:

           <<
           -   Optimization: We are in the process of reviewing our existing base of over 1,500 wells for optimization opportunities. We expect to be able to start workovers and recompletions during the second half of 2009;
           -   Capital costs: We are examining ways to reduce drilling and completion capital on a go-forward basis, as well as reviewing the effect of both the new royalty structure and the lower cost structure with reduced industry activity; and
           -   Farm-out opportunities: We completed two farm-out transactions in the first quarter around the Caroline area, each of which has a two well drilling commitment. We have received various operational proposals over portions of our over 1.2 million net acres of land, which are in the process of being considered.

           Hooker (Southern Alberta)
           -------------------------
           >>
           At Hooker, selective drilling and pool wide optimization can enhance
Compton's depletion strategy to increase capital efficiency and minimize drilling and completion costs. Since January, we have been remapping the
Hooker pool using a depositional model that was derived from an extensive geological review of exiting wellbores, including cores, well chip samples, and well logs. Several locations have been identified for potential drilling or refracturing of existing wellbores in the latter half of the year, provided that they meet Compton's internal rate of return hurdles.

           <<
           Niton (Central Alberta)
           -----------------------
           >>
           During the quarter, Compton drilled two successful wells at Niton. A horizontal Rock Creek gas well is currently flowing 5.3 MMcf/d (initial production rate: 9.5 MMcf/d), and a vertical Rock Creek oil well swab tested at 50 bbls/d. The oil well is currently awaiting tie-in which is expected by the end of May. One non-operated well (40% working interest) drilled during the quarter encountered both Ellerslie and Rock Creek pay. On completion, the well tested at 436 mcf/d.
           In June, we expect to spud a Rock Creek horizontal well offsetting a
Compton Rock Creek horizontal well that initially produced at a rate of 4.0
MMcf/d and is currently producing 800 mcf/d after six months.

           <<
           Callum-Cowley & Todd Creek (Southern Alberta)
           ---------------------------------------------
           >>
           At Todd Creek, the new zone completed in an older existing wellbore in late 2008 has been on stable production at 2.7 MMcf/d since December 2008. The well initially tested at 4.0 MMcf/d but has been restricted in order to provide sufficient test data. We have licensed an offset well from the same pad, which will not be drilled until mid-summer due to environmental restrictions. The completion of the offset well will validate 15 sections of land for future drilling.

           <<
           Drilling Summary

           The following table summarizes our drilling results.

           -------------------------------------------------------------------------
           Three Months         Natural    Crude
           Ended Mar. 31,           Gas      Oil      D&A    Total      Net  Success
           -------------------------------------------------------------------------
           Southern Alberta          -        -        -        -        -        -
           Central Alberta           8        1        -        9      1.8      100%
           -------------------------------------------------------------------------
           2009 Total                8        1        0        9      1.8      100%
           -------------------------------------------------------------------------
           2008 Total               87        4        4       99       73       96%
           -------------------------------------------------------------------------
           >>

           All nine gross wells drilled during the first quarter of 2009 were development wells. Of the nine gross wells drilled, five were non-operated minor working interest unit wells at Ghost Pine (working interest: 5.7%). In response to current low commodity prices and marginal drilling economics, we have reduced our capital expenditures for 2009 to assume a more defensive posture during these uncertain times.

           Outlook

           Continuing reduced demand for crude oil and natural gas and the resulting low commodity prices are challenging the industry, including Compton, in terms of project economics, revenue and funds flow from operations. Combined with our commitment to limit capital spending to funds generated from operations, we have revised our 2009 plans in light of the current circumstances to assume a more defensive posture during these uncertain times. We will adjust our 2009 capital spending up or down, depending upon how economic circumstances unfold during the year and intend to limit our capital expenditures to within funds flow from operations.
           We have initiated a corporate restructuring process with a concentrated emphasis on continued capital efficiencies and reducing our internal cost structures. Due to these initiatives, we expect to recognize a gross savings in G&A expenses of approximately $9.0 million, before recoveries and amounts capitalized, in comparison to 2008.
           From an operations standpoint, our current focus will be on asset optimization and evaluation of opportunities within our existing asset base to position the organization for successful development once commodity prices rebound. Concerning drilling, we have achieved considerable success using multi-stage fracture technology combined with horizontal wells drilled into tight natural gas formations over the past year. Funds allocated to drilling during 2009 are expected to be focused primarily towards the application of this technology at our Niton and Hooker properties in Alberta, provided that required rate of return hurdles are met for each project.
           We are progressing with the preliminary evaluation of various options for change to our capital structure, including farm-ins, asset sales and additional debt and/or equity capital. We will communicate initiatives that are focused on strengthening Compton's capital structure and generating value for shareholders once they have been finalized.

           Additional Information

           Compton has filed its audited Consolidated Financial Statements for the three months ended March 31, 2009 and related Management's Discussion and
Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the Company's website,
www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Company at investorinfo(at)comptonpetroleum.com.

           2009 First Quarter Conference Call

           Compton will host a conference call and web cast on Tuesday, May 12, 2009 at 8:00 a.m. MST (10:00 a.m. EST) to discuss the Company's 2009 first quarter financial and operating results. To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at
1-800-796-7558 or 1-416-646-3095. To participate in the web cast, please visit: www.comptonpetroleum.com. The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-877-289-8525 or 1-416-640-1917 and enter access code 21305716 followed by the number sign until May 21, 2009.

           Annual and Special Meeting of Shareholders

           Compton's Annual and Special Meeting of Shareholders is scheduled for May
11, 2009 at 3:30 p.m. (Calgary time) in the Historical Ballroom on the Fourth
Floor of the Calgary Chamber of Commerce, 517 Centre Street South, Calgary,
Alberta, Canada. A web cast of the Annual and Special Meeting is available on
Compton's website at www.comptonpetroleum.com; all shareholders are encouraged to attend either in person or electronically.

           Advisories

           Use of Boe Equivalents

           The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

           Forward Looking-Statements

           Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
           The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational results as of March 31, 2009, reserves volumes, net present value of its reserves and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

           Non-GAAP Financial Measures

           Included in the news release are references to terms used in the oil and gas industry such as funds flow from operations, funds flow per share, adjusted operational earnings, adjusted EBITDA, and field netback. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
           Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company's performance or liquidity. Funds flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.
           Adjusted operational earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Adjusted operational earnings is used by the
Company to facilitate comparability of earnings between periods.
           Adjusted EBITDA is a non-GAAP measure defined as net earnings, net of interest and finance charges, income taxes, depletion, depreciation and amortization, accretion of asset retirement obligations, and any foreign exchange gains or losses.
           Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance. Field netback and funds flow netback do not have a standardized meaning as prescribed by Canadian GAAP and, therefore, may not be directly comparable to similar measures presented by other issuers.

           About Compton Petroleum Corporation

           Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

           %CIK: 0001043572

           /For further information: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
           (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:25e 11-MAY-09